Amended and Restated Stock Ownership Agreement
     This AMENDED AND RESTATED STOCK OWNERSHIP AGREEMENT, dated as of December 19, 2008 (the “Agreement”), is by and between Arbinet-thexchange, Inc., a Delaware corporation (“Arbinet”), and the Singer Children’s Management Trust (the “Trust”), Gary Singer (“GS”) and Karen Singer (“KS” and together with the Trust and GS, the “Singer Entities”).
     WHEREAS, Arbinet and the Singer Entities entered into a Stock Ownership Agreement dated as of May 30, 2008 (the “Original Stock Ownership Agreement”);
     WHEREAS, Arbinet and the Singer Entities desire to amend and restate the Original Stock Ownership Agreement with this Amended and Restated Stock Ownership Agreement in the manner set forth herein and intend that, upon execution of this Agreement, the provisions of the Original Stock Ownership Agreement shall be terminated and superseded in their entirety by this Agreement;
     WHEREAS, the Singer Entities are the beneficial owners of 4,241,608 shares of common stock, par value $0.001 per share, of Arbinet (the “Common Stock”);
     WHEREAS, GS acts as a consultant to the Trust;
     WHEREAS, the Singer Entities may, from time to time, purchase additional shares of the outstanding voting stock (as such term is hereinafter defined) of Arbinet through open market purchases, privately negotiated transactions or otherwise; and
     WHEREAS, Arbinet and the Singer Entities wish to make certain agreements regarding the Singer Entities ability to purchase additional shares of the outstanding voting stock of Arbinet without being subject to limitations on their ability to enter into business combinations (as such term is hereinafter defined) with Arbinet.
     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:
          Section 1. Representations.
          (a) Binding Agreement; Authority. Arbinet hereby represents and warrants that this Agreement has been duly authorized, executed and delivered by Arbinet, and is a valid and binding obligation of Arbinet, enforceable against Arbinet in accordance with its terms. Each of the Singer Entities hereby represents and warrants that this Agreement has been duly authorized, executed and delivered by such Singer Entity, and is a valid and binding obligation of such Singer Entity, enforceable against such Singer Entity in accordance with its terms.
          (b) Share Ownership of Common Stock. The Trust hereby represents and warrants that, as of the date hereof, it is the owner (as such term is hereinafter defined) of 4,241,608 shares of Common Stock, and that neither it nor its Affiliates or Associates (as such terms are hereinafter defined) own, or have any rights, options or agreements to acquire or vote, any other shares of Common Stock. GS hereby represents and warrants that, as of the date hereof, he does not own any shares of Common Stock, and that neither he nor his Affiliates or Associates (other than the Trust) own, or have any rights, options or agreements to acquire or vote, any other shares of Common Stock. KS hereby represents and warrants that, as of the date hereof, she does not own any shares of Common Stock, and that neither she nor her Affiliates or Associates (other than the Trust) own, or have any rights, options or agreements to acquire or vote, any other shares of Common Stock. Each of the Singer Entities, together with his, her or its Affiliates or Associates, is not an interested stockholder (as such term is hereinafter defined).
          (c) Capitalization. Arbinet hereby represents and warrants that, at the close of business on December 18, 2008, there were 22,579,874 shares of Common Stock issued and outstanding.
          (d) Defined Terms. For purposes of this Agreement, the terms “Affiliate,” “Associate,” “business combination,” “control,” “interested stockholder,” “person,” “stock,” “voting stock,” “owner,” “own,” and “owned” shall have the respective meanings set forth in Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”) in effect as of the date hereof.
          Section 2. Approval of Acquisitions of Common Stock. Subject to the due execution and delivery of this Agreement by the Singer Entities, a committee of disinterested members of the Board of Directors of Arbinet (the “Committee”) has approved, for purposes of Section 203 of the DGCL, the purchase by the Trust of up to 5,141,608 shares of the outstanding voting stock of Arbinet (the “Share Limit”).
          Section 3. Stock Ownership.
          (a) As a condition to the approval by the Committee of the Transaction, if, at any time during the three (3) year period from the date hereof, the Singer Entities, together with their Affiliates and Associates, become the owner of shares of voting stock exceeding the Share Limit, the parties hereby agree that neither the Singer Entities nor any of their respective Affiliates or Associates will be able to engage in any business combination with Arbinet for a period of three (3) years following the date on which the Singer Entities exceeded the Share Limit. Without limiting the foregoing, each of the Singer Entities hereby represents that any such business combination would be null and void.
          (b) The restrictions contained in Section 3(a) of this Agreement shall not apply if the Singer Entities, together with their Affiliates and Associates, inadvertently exceeds the Share Limit (the “Inadvertent Transaction”) and (i) as soon as practicable, but in any event within ten (10) business days of the Inadvertent Transaction, the Singer Entities, together with their Affiliates and Associates, divest themselves of ownership of a sufficient number of shares so that the Singer Entities, together with their Affiliates and Associates, cease to own more than the Share Limit, and (ii) the Singer Entities, together with their Affiliates and Associates, would not, at any time within the three (3) year period immediately prior to a business combination between Arbinet and the Singer Entities, have been the owner of more than the Share Limit but for the Inadvertent Transaction.

          (c) The restrictions contained in Section 3(a) of this Agreement shall not apply if the Singer Entities would be entitled to rely on the exemptions from prohibitions on business combinations set forth in Section 203(b)(6) of the DGCL.
          (d) The restrictions contained in Section 3(a) of this Agreement shall not apply if the Singer Entities, together with their Affiliates and Associates, become the owner of shares of the outstanding voting stock of Arbinet in excess of the Share Limit as a result of action taken solely by Arbinet; provided, that the restrictions contained in Section 3(a) of this Agreement shall apply if the Singer Entities, together with their Affiliates and Associates, thereafter acquire additional shares of voting stock of Arbinet, except as a result of further corporate action not caused, directly or indirectly, by the Singer Entities or their respective Affiliates and Associates.
          (e) Each of the Singer Entities agrees to cause its respective Affiliates and Associates to comply with the terms of this Agreement, including the restrictions on ownership set forth in this Section 3.
          Section 4. Remedies. Each party hereto hereby acknowledges and agrees that irreparable harm would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of Delaware, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived.
          Section 5. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, including without limitation the Original Stock Ownership Agreement, which understandings or agreements (if any) are of no further force or effect, and may be amended only by an agreement in writing executed by the parties hereto. For the avoidance of doubt, this Agreement does not supersede or replace that certain Settlement and Standstill Agreement dated as of July 13, 2007 by and between Arbinet and the Trust, KS, and GS, which remains in full force and effect in accordance with its terms.
          Section 6. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and sent by U.S. registered mail, return receipt requested:

if to Arbinet:	Arbinet-thexchange, Inc.
Tower II, Suite 450
120 Albany Street
New Brunswick, New Jersey 08901
Attention: General Counsel

with a copy to:	Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109
Attention: Joseph L. Johnson III

if to the Singer Entities:	Singer Children’s Management Trust
Gary Singer
Karen Singer
212 Vaccaro Drive
Cresskill, New Jersey 07626

with a copy to:	Andrews Kurth LLP
450 Lexington Avenue
New York, New York 10017
Attention: Paul Silverstein
          Section 7. Law Governing. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to any conflict of laws provisions thereof. The parties, on behalf of itself and its Affiliates and Associates, hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts in the State of Delaware and/or the courts of the United States of America located in the State of Delaware for any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and agree not to commence any action, suit or proceeding related thereto except in such courts. The parties, on behalf of itself and its Affiliates and Associates, hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the courts in the State of Delaware and/or the courts of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding in any such court has been brought in any inconvenient forum.
          Section 8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
          Section 9. No Presumption Against Draftsman. Each of the undersigned parties hereby acknowledges the undersigned parties fully negotiated the terms of this Agreement, that each such party had an equal opportunity to influence the drafting of the language contained in this Agreement and that there shall be no presumption against any such party on the ground that such party was responsible for preparing this Agreement or any part hereof. The headings contained in this Agreement are for convenience purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
          Section 10. Enforceability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that the parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction. Each of the Singer Entities acknowledges that this Agreement shall be binding upon each of their respective heirs, successors and assigns, and agrees to take all action necessary to cause this Agreement to be binding on such persons.
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     IN WITNESS WHEREOF, each of the parties hereto has executed this Amended and Restated Stock Ownership Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

ARBINET-THEXCHANGE, INC.

By:	/s/ W. Terrell Wingfield, Jr.

Name:	W. Terrell Wingfield, Jr.
Title:	General Counsel

SINGER CHILDREN’S MANAGEMENT TRUST

By:	/s/ Karen Singer

Name:	Karen Singer, its Trustee

/s/ Gary Singer

Gary Singer, individually and as consultant to the
Singer Children’s Management Trust

/s/ Karen Singer

Karen Singer, individually